                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
                                                                  MARCH 30, 2006


           KINROSS ANNOUNCES FOURTH QUARTER AND YEAR END 2005 RESULTS

2005 MARKED BY STRONG REVENUES AND COMPLETION OF COMPREHENSIVE REVIEW RESULTING
              IN NON-CASH CHARGES AND INVESTMENT IN FUTURE GROWTH

TORONTO, ONTARIO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company"), announced today its unaudited results for the fourth quarter and year ended December 31, 2005.

(All dollar amounts in this press release are expressed in U.S. dollars, unless otherwise noted)
--------------------------------------------------------------------------------
HIGHLIGHTS AS AT YEAR END 2005
o Kinross achieved its planned production of 378,533 gold equivalent ounces for the fourth quarter and 1,608,805 gold equivalent ounces for the year. Gold equivalent sales were 389,037 ounces in the fourth quarter and 1,627,675 ounces for the year at a cost of sales per ounce(1) of $285 per ounce for the fourth quarter and $275 per ounce for the year.
o Net loss of $154.3 million, or $0.45 per share in the fourth quarter and net loss for the year of $216.0 million or $0.63 per share. Contributing to the net loss in the fourth quarter were non-cash impairment charges of $147.2 million (which included a charge of $141.8 related to the Fort Knox operations in Alaska), or $184.7 million for the year (which also includes the previously reported impairment charge of $36.8 million related to the Aquarius project). Also included were accruals for future reclamation obligations of $47.0 million for the fourth quarter and $56.0 million for the year.
o Revenue in the fourth quarter was $190.0 million and $725.5 million for the year. At year end, revenue was 9% higher year-over-year mainly due to increased gold prices.
o Cash flow from operating activities in the fourth quarter was $23.8 million and $133.7 million for the year down from $161.2 million in 2004 primarily due to higher operating costs and changes in working capital.
o Kinross' cash position was $97.6 million at year end, up from $47.9 million at year end last year.
o Capital expenditures were $32.9 million in the fourth quarter and $142.4 million for the year.
o    Gold reserves increased 27% year-over-year to 24.7 million ounces.
o Strengthened management team and completed a comprehensive strategic review of Kinross' assets and investments. Disposed of non-core assets and prioritized exploration and acquisition targets.
o Steps commenced to increase future production through successful refurbishment and restart of the Refugio mine in Chile and Crown Resources agreement extended with amended terms.
--------------------------------------------------------------------------------

(1) Cost of sales per ounce is computed by dividing cost of sales by gold equivalent ounces sold.


SUMMARY OF FINANCIAL AND OPERATING RESULTS

==================================================================================================================
                                                                  FOURTH QUARTER       YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  2005        2004         2005          2004
------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - produced                               378,533     424,484    1,608,805     1,653,784
Gold equivalent ounces - sold (a)                               389,037     413,966    1,627,675     1,654,617
Metal sales                                                   $   190.0   $   179.2   $    725.5    $    666.8
Cost of sales (excludes accretion and reclamation
  expense, depreciation depletion and amortization)           $   110.9   $   104.2   $    448.1    $    402.4
Accretion and reclamation expenses                            $    47.0   $    14.8   $     56.0    $     21.4
Impairment of goodwill                                        $     2.0   $    12.4   $      8.7    $     12.4
Impairment of property, plant and equipment                   $   141.8   $    46.1   $    171.9    $     46.1
Operating loss                                                $  (176.4)  $   (81.4)  $   (211.2)   $    (67.9)
Net loss                                                      $  (154.3)  $   (88.0)  $   (216.0)   $    (63.1)
Basic and diluted loss per common share                       $   (0.45)  $   (0.25)  $    (0.63)   $    (0.18)
Cash flow from operating activities                           $    23.8   $    57.9   $    133.7    $    161.2
Realized gold price                                           $     491   $     434   $      445    $      404
Cost of sale per ounce sold                                   $     285   $     252   $      275    $      243
==================================================================================================================

(A) GOLD EQUIVALENT OUNCES INCLUDE SILVER OUNCES PRODUCED CONVERTED TO GOLD BASED ON THE RATIO OF THE AVERAGE SPOT MARKET PRICES FOR THE COMMODITIES FOR EACH YEAR. THE RATIOS WERE 2005-60.79:1 AND 2004-61.46:1.

Revenue from metal sales increased by 9% year-over-year to $725.5 million in 2005 from $666.8 million in 2004. The increase was primarily as a result of a higher realized gold price. During 2005, the Company realized an average price of $445 per ounce on the sale of its gold against an average spot price of gold for the year of $444 per ounce. During 2004, the Company realized an average gold price of $404 per ounce versus an average spot price of $409 per ounce.

"In 2005, Kinross operations delivered strong results in terms of production and cost of sales. We completed a comprehensive review of our assets, investments and reserves and as a result took a number of non-cash charges which negatively impacted our earnings."

"When I joined Kinross a year ago, we knew that 2005 would be a year of strengthening and refocusing Kinross for the future and resolving accounting matters," said Tye Burt, President and Chief Executive Officer of Kinross. "We are now driving ahead with a strategic blueprint for growth in net assets and cash flow for shareholders guided by our four point plan. Key aspects include growth from core operations, expanding our systems and operational capacity, attracting and retaining the industry's best people and seeking new acquisitions and exploration opportunities."

"Kinross' investments will serve the Company well in 2006 and beyond. Historically strong gold prices, turning the corner on merger and accounting matters and implementing the four point plan have created a strong platform for the Company," added Burt. "Our pipeline of in-house projects provides an exciting opportunity to create further shareholder value."

In 2005, gold equivalent ounces sold were similar to sales in 2004. Production and ounces sold decreased at Fort Knox, Round Mountain, Lupin, New Britannia and La Coipa. This was partially offset by increases at Kubaka, Musselwhite and attributable production at Paracatu due to the purchase of the remaining 51% at the end of 2004.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 2

Between 2004 and 2005, cost of sales increased largely due to industry-wide factors such as higher costs of fuel, power, labour and other production costs. In addition, the weakening of the U.S. dollar has increased costs at the Company's mines not located in the United States. Approximately half of Kinross' production and over 60% of our costs are based in U.S. dollars which have helped to insulate the Company from rising costs related to foreign exchange.

"Kinross is committed to continuous improvement and cost control," said Burt. "As a non-hedged producer, we benefit from the full upside of higher gold prices. These factors contribute to a competitive cash margin per ounce."

Accretion and reclamation expenses increased to $56.0 million in 2005, from $21.4 million in 2004. Accretion and reclamation expenses are comprised of $46.0 million related to increased long-term cost estimates of reclamation costs at mines no longer in production resulting from reclamation plan changes and increased cost estimates mainly due to higher costs for fuel and contractors and $10.0 million of annual charges.

Non-cash impairment charges of $184.7 million in 2005 included a charge at the Fort Knox operation of $141.8 million and a $30.1 million asset impairment charge related to the Aquarius project recorded in the third quarter of 2005.

During 2005, Kinross conducted a comprehensive review of its assets and investments. This review included an assessment of the Fort Knox operation to examine the impact of higher operating costs as result of electricity costs, increased fuel prices and lower grade ore at the True North deposit. As previously disclosed, True North and Gil deposits were reclassified from reserves to resources and Kinross elected to withdraw from the Ryan Lode project. These factors contributed to the $141.8 million non-cash impairment charge relating to the Fort Knox operation. Kinross utilized the same impairment methodology as in 2004, using nominal prices and cost assumptions reflecting inflation and currency impacts. The gold price assumptions utilized were based on gold price forecasts by an independent external research firm as well as other external market data.

ANALYSIS OF OPERATING LOSS (FOR THE YEAR ENDED DECEMBER 31, 2005)

=============================================================================================================
                                                            AS REPORTED                         ADJUSTED
IN US$ MILLIONS                                               PER GAAP       ADJUSTMENTS       EARNINGS(1)
-------------------------------------------------------------------------------------------------------------
Metal sales                                                   $  725.5       $         -       $    725.5
Cost of sales (excludes accretion and reclamation
  expense, depreciation, depletion and amortization)             448.1                 -            448.1
Accretion and reclamation expense                                 56.0             (46.0)            10.0
Depreciation, depletion and amortization                         167.7                 -            167.7
-------------------------------------------------------------------------------------------------------------
                                                                  53.7              46.0             99.7
Other operating costs                                             14.3                 -             14.3
Exploration and business development                              26.6                 -             26.6
General and administrative                                        45.3             (10.0)            35.3
Impairment charges:
  Goodwill                                                         8.7              (8.7)               -
  Property, plant and equipment                                  171.9            (171.9)               -
  Investments                                                      4.1              (4.1)               -
Gain on disposal of assets                                        (6.0)              6.0                -
-------------------------------------------------------------------------------------------------------------
Operating (loss) earnings                                     $ (211.2)      $     234.7       $     23.5
=============================================================================================================

1. ADJUSTED EARNINGS SHOWN IN THE TABLE ABOVE IS A NON-GAAP MEASURE AND IS PROVIDED TO GIVE A BREAKDOWN OF THE OPERATING LOSS.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 3

General and administrative expenses increased to $45.3 million, from $36.4 million in 2004. The increase was largely due to costs related to the regulatory review of the Company's accounting for goodwill and subsequent restatement and other one-time charges. Other general and administrative costs of approximately $10.0 million related primarily to the review of Kinross' financial statements and organizational changes.

Cash flow from operating activities during 2005 decreased by $27.5 million to $133.7 million. The decrease in operating cash flow in 2005 was the result of higher operating costs and changes in working capital requirements, partially offset by higher gold prices.

Kinross has pursued a growth strategy to increase its reserves and future production capabilities and as a result the capital expenditures on additions to property, plant and equipment was $142.4 million in 2005 and $169.5 million in 2004.

OUTLOOK

Kinross plans to produce 1.44 million ounces of gold equivalent in 2006 at cost of sales per ounce of approximately $285 - $295 per ounce. Capital spending is expected to be approximately $115.0 million for sustaining capital and $170.0 million in capital expansions, primarily at Paracatu, Kettle River and Round Mountain.

Based on the average gold price to date in 2006(2), it is expected that the Company's existing cash balances, cash flow from operations and existing credit facility will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2006. The Company is reviewing financing alternatives and is in negotiations to secure additional debt financing for the Paracatu expansion project.

These increases in capital expenditure are expected to contribute to an increase in production to 1.65 to 1.75 million ounces in 2009.

In 2006, general and administrative expenses are expected to decline somewhat from 2005 levels. In addition, the Company currently does not anticipate any scope changes or costs to increase above the 2005 year end reclamation and remediation estimates. As a result, accretion expense in 2006 is expected to be lower at approximately $12.0 million, reflecting only the change related to the interest element of the discounted liability.

Planned exploration and business development spending will increase in 2006 to $30.7 million. Exploration will focus on Kinross' core assets with a goal of replacing reserves at existing locations and adding new projects and investment opportunities.

"2006 represents the transition year in our operational profile," said Burt. "We have sold or closed non-core operations. We are focusing our capital expenditure program on low risk additions to core operations which will drive production and margin growth in 2007 and beyond. We are bullish on the gold price and, with a no gold hedging policy, will reap the benefits of increasing gold prices."


-----------------------------------
(2)  AVERAGE GOLD PRICE FROM JANUARY 1 TO MARCH 30, 2006 HAS BEEN $553 PER OUNCE


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 4

OPERATIONS REVIEW AND UPDATE

At PARACATU, Brazil, gold equivalent production increased by 95% between 2004 and 2005. The increase was due to the increase in Kinross' ownership of Paracatu from 49% in 2004 to 100% in 2005. On a 100% basis, gold equivalent production decreased by 4% year-over-year. The decrease was due to lower grade ore and the processing of fewer tonnes, partially offset by a higher recovery rate. Revenue increased by 107%, or approximately 1% on a 100% basis. Revenue, on a 100% basis, increased despite fewer ounces being sold as a result of a higher realized gold price. Cost of sales during 2005 increased by 19% against 2004, on a 100% basis. The increase was due to increased energy and consumable costs, and appreciation of the Brazilian real against the U.S. dollar, year-over-year, of approximately 20%. Gold equivalent production in 2006 is expected to increase slightly from 2005 due to more tonnes being processed and a marginally higher recovery rate.

In 2005, Kinross' Board of Directors approved funding for basic engineering for a semi-autogenous grinding mill expansion project at the Paracatu mine. The mill is planned to be expanded over a four-year period from its current capacity of 17 million tonnes per year. Upon completion of the basic engineering, expected in April 2006, a complete capital cost estimate will form the basis for a final decision by Kinross' Board of Directors. Management currently anticipates a two stage expansion from the current throughput rate of 17 million tonnes per annum ("mtpa") to 30 mtpa and from 30 mtpa to 50 mtpa over a 3 to 4 year period. Total costs associated with both expansions are expected to be between $400.0 million and $500.0 million.

At ROUND MOUNTAIN in the United States, production was 4% lower in 2005 than in the prior year due to fewer tonnes delivered to the dedicated pads. Tonnes processed were lower during the year due to pit phasing and pit slope failures. Despite fewer ounces being sold, revenues were up by 6% as a result of higher realized gold prices. Cost of sales increased by 14% due to increased commodity related costs, higher costs on replacement parts, increased contractor costs on equipment maintenance and higher royalties and taxes due to a stronger gold price. Production in 2006 is expected to be approximately 10% lower than in 2005. Expenditures on a new layback program began in 2005 in order to expand the pit. Ore from this layback is expected to benefit production in late 2006.

Production at the FORT KNOX mine in the United States decreased by 3% due to lower grade and mill throughput, which was partially offset by a higher recovery. The lower grade in 2005 was the result of the suspension of production at the True North deposit in 2004. The lower mill throughput was the result of processing the harder Fort Knox ore compared with the blended ore from True North and Fort Knox for much of the prior year. Despite selling 9% fewer gold equivalent ounces in 2005, revenues remained largely unchanged, due to a higher realized gold price. The decrease in cost of sales reflects lower gold ounces sold. The cost of sales per ounce of gold sold increased as a result of higher energy costs partially offset by improved cost efficiencies as a result of the continuous improvement program. In 2005, the Company recorded an impairment charge against the Fort Knox mine totaling $141.8 million. Production for 2006 is forecast to be lower than 2005, with improved recovery rates expected to be offset by lower grades.

At the PORCUPINE JOINT VENTURE in Canada, gold production in 2005 was 5% lower than 2004. Production was positively impacted by higher recoveries and increased mill throughput; however, this was offset by lower grade. Mill throughput was higher as a result of a mill expansion undertaken to ensure the harder ores originating from the Pamour pit could be processed through the Dome mill. Feed grade was lower due to localized highwall instability in the Dome pit, no production from the Dome underground mine and the commencement of mining at the Pamour pit which has a lower average grade than the Dome pit. Revenue increased by 3% despite a 6% drop in ounces sold as a result of higher realized gold prices. Operating costs were also up despite selling fewer ounces due to higher energy and commodity costs, and a 7% increase in value of the Canadian dollar against the U.S.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 5
dollar year-over-year. During the year, the Company's portion of the estimated reclamation and remediation obligation relating to areas of the joint venture no longer in production amounting to $10.9 million were expensed and have been included as part of accretion and reclamation expenses. Due to lower than expected grades in the Pamour pit, production is expected to be lower in 2006 than 2005.

At the LA COIPA operation in Chile, tonnes mined and milled, along with grade and recoveries were lower than 2004 due to changes in the mine plan caused by pit slope failures during the year. As a result, production was down 16%. Geotechnical studies are being conducted in order to assess the current situation. While gold equivalent ounces sold were 13% lower in 2005, due to lower production, a higher realized gold price resulted in a 2% increase in revenue. Operating costs were 14% higher year-over-year as a result of increased stripping costs. The increase was also due to higher power and other consumable costs, in addition to the strengthening of the Chilean peso, against the U.S. dollar, of approximately 9% year-over-year. There was no significant change during the year to the average ratio for conversion of silver into equivalent gold ounces. Production at La Coipa in 2006 is now expected to be higher than 2005, with an increase in the tonnes of ore processed partially offset by lower grade and recovery rates.

At the CRIXAS mine in Brazil, gold production was 3% higher in 2005, compared with 2004, due to higher grade and increased mill throughput. Revenue increased by 9% as a result of a higher realized gold price. Costs of sales increased year-over-year by 16% due to the appreciation of the Brazilian real against the U.S. dollar, and higher energy, service and consumable costs. The average exchange rate of the Brazilian real against the U.S. dollar increased, year-over-year, by approximately 20%. Production for 2006 is expected to be similar to 2005, with lower grade being offset by an increased in the number of tonnes processed.

Commissioning of the expanded facilities at the REFUGIO mine in Chile was completed in 2005. The mine has achieved its continuous production rate of 40,000 tonnes per day by year end 2005. The plant has processed in excess of 40,000 tonnes on a number of days during the quarter. Total capital costs for the recommissioning was $100.0 million, plus $34.0 million for the lease of a new mining fleet (these costs reflect 100% of the costs, and Kinross is responsible for 50%).

Gold equivalent production at the MUSSELWHITE mine in Canada increased by 4% in 2005 due to a 3% increase in grade year-over-year and an increase in tonnes processed. The increased grade was the result of increased tonnage from underground sources which replaced low grade stockpile feed. Revenue from metal sales increased by 9% due to a higher realized gold price and a 2% increase in the number of ounces sold. Cost of sales increased 25% due to the increased tonnage from higher-cost underground ore, increased underground development costs and higher energy and commodity costs. Cost of sales was also negatively impacted by a 7% appreciation of the Canadian dollar against the U.S. dollar year-over-year. Production in 2006 is expected to be approximately 4% lower due to lower grade ore.

Kinross acquired KETTLE RIVER, located in the state of Washington, in the acquisition of Echo Bay on January 31, 2003. At the time of acquisition the mine was shut down. The Company recommenced operations in December 2003. During 2005, gold equivalent production was 68,146 ounces, which was 30% lower than the 96,789 ounces produced in 2004. The drop in production was expected in 2005 due to fewer tonnes being mined and milled, as mining at Emanuel Creek was completed in November and the mill temporarily shutdown. Grade and recovery rates were also lower in 2005, compared with 2004. With the mine on care and maintenance beginning in November, the remaining staff focused on the permitting and engineering of the Buckhorn mine. During 2005, accretion and reclamation expenses of $6.1 million were recorded as a result of an increase to the estimated reclamation and remediation liability relating to the operation.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 6

All mining activity at the KUBAKA underground mine and Birkachan open pit mine in Russia was completed by June 2005, with only stockpiles processed in the second half of the year. Gold equivalent production increased by 13% in 2005 to 140,195 ounces. The increase was due to a 10% increase in mill throughput and 7% increase in grades. The change in mill throughput was largely the result of an 8-week scheduled shutdown in 2004. Revenue from metal sales increased by 27% due to more ounces being sold and a higher realized gold price. Costs of sales increased as a result of higher throughput and an increase in the number of ounces sold.

While there is no specific development plans for the Kubaka mine, there are still areas of interest that management will continue to evaluate. Closure of the mine is expected to take place largely during 2006.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration expenditures in 2005 focused primarily on mine exploration. The two highest priorities were the resource expansion project at Paracatu and the pit expansion at Round Mountain. During 2005, the Company spent $5.2 million at Paracatu, while $2.4 million was spent at Round Mountain. In addition, exploration expenditures at the other Company operated mines totaled $3.3 million. The Company's share of exploration expenditures at non-operated joint venture properties totaled $6.5 million.

OTHER EXPENSES - NET

================================================================================
IN US$ MILLIONS
                                                     2005            2004
--------------------------------------------------------------------------------

Interest and other income                          $    7.0        $    9.1
Non-hedge derivative gain (loss)                       (3.2)            3.1
Interest expense on long-term liabilities              (6.8)           (5.1)
Foreign exchange loss                                 (14.0)          (13.3)
--------------------------------------------------------------------------------
Other expense - net                                $  (17.0)       $   (6.2)
================================================================================

Other expense was $17.0 million in 2005 compared with $6.2 million in 2004. Interest income was lower in 2005 due to lower average cash balances throughout the year. A foreign exchange loss of $14.0 million was recorded in 2005 compared with a loss of $13.3 million in 2004. The loss on foreign exchange was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations. Interest expense increased in 2005, compared with the prior year, as the Company's debt has increased. During 2005, the Company capitalized interest totaling $1.8 million relating to capital expenditures at Fort Knox, the Porcupine Joint Venture, Refugio and Round Mountain. Interest and other income is expected to be lower in 2006 due to lower cash balances, while interest expense is expected to increase as a result of higher debt levels and rising interest rates.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 7

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided from operating activities decreased to $133.7 million in 2005 from $161.2 million in 2004. The decrease was largely the result of fewer ounces sold combined with increased operating costs, partially offset by higher realized gold prices.

Net cash used in investing activities was $121.1 million in 2005 compared with $442.3 million in 2004. The decrease in 2005 was largely related to the $261.2 million used in the 2004 acquisition of the remaining 51% of the Paracatu mine. In 2005, additions to property, plant and equipment were $142.4 million, compared with $169.5 million in 2004.

                                                   FOR THE YEARS ENDED
                                                        DECEMBER 31,
--------------------------------------------------------------------------------
IN US$ MILLIONS                                  2005               2004
--------------------------------------------------------------------------------
OPERATING SEGMENTS
Fort Knox                                     $    44.6          $    58.7
Round Mountain                                      5.9                8.8
La Coipa                                            4.9                1.0
Crixas                                              6.2                3.6
Paracatu                                           21.3                5.8
Musselwhite                                         5.7                3.9
Porcupine Joint Venture                            24.7               24.5
Other operations                                   28.1               62.0
CORPORATE AND OTHER                                 1.0                1.2
--------------------------------------------------------------------------------
TOTAL                                         $   142.4          $   169.5
================================================================================

Capital expenditures during 2005 included costs related to accessing phase five and phase six ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, mine and mill expansion costs at Paracatu, and continuing recommissioning costs at Refugio.

During 2004, the major focus of the Company's program included expenditures at Fort Knox on the tailings dam, equipment and mine development, recommissioning of Refugio and development of the Pamour pit at the Porcupine joint venture.

Net cash provided by financing activities during 2005 was $35.7 million, compared with $82.6 million in 2004. During 2005, cash from financing activities was primarily from the issuance of debt. There was a net increase to the LIBOR loan of $35.0 million under the corporate credit facility and $5.5 million was drawn down on a $6.0 million credit facility for the Refugio mine. During the fourth quarter of 2005, the Company paid the remaining $2.7 million outstanding on Kubaka's outstanding project financing debt from the European Bank for Reconstruction and Development.

CROWN UPDATE

On February 27, Kinross and Crown Resources Corporation (OTCBB-CRCE) ("Crown") signed an amendment (the "Amendment") to extend the termination date of the definitive acquisition agreement to December 31, 2006 and adjust the price that Kinross will pay to acquire Crown and its 100 per cent-owned Buckhorn Mountain gold deposit. Upon completion of acquisition and required permitting, mining the Buckhorn deposit will allow the restart of the Kettle River mill and will add to future production growth. Crown is continuing to move forward with mining permits.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 8

In 2006, Kinross will update and file its F-4 registration and after regulatory review Crown will provide an information circular to its shareholders who will vote on the merger. This is expected to be completed within the first half of the year. Mining is expected to commence in late 2006.

NEW CFO APPOINTED; RETIREMENT OF LARS-ERIC JOHANSSON

As previously announces Lars-Eric Johansson will retire as Executive Vice President and Chief Financial Officer on April 7, 2006. Lars-Eric has been instrumental in leading Kinross through the accounting review process, purchase price reallocation and development of an impairment testing model.

"Lars-Eric has played a key role in establishing new accounting methodologies and refocusing the company for the future," added Burt. "The senior management and the Board of Directors wish to thank Lars-Eric Johansson for his valuable contribution to the Company and wish him well in his retirement."

We are pleased that Mr. Thomas M. Boehlert will join Kinross as Executive Vice President and Chief Financial Officer of Kinross.

Mr. Boehlert has more than 20 years experience in finance and banking. Most recently, he was Executive Vice President and Chief Financial Officer of Texas Genco of Houston, an independent electric power company. Prior to that, he was Executive Vice President and Chief Financial Officer of Direct Energy of Toronto, a North American energy services company.

"Thomas Boehlert is an outstanding financial executive with an excellent track record," said Burt. "Attracting and retaining the industry's best people is part of our four-point strategic plan for growth and Thomas is a great addition to our team."

SHAREHOLDER RIGHTS PLAN

Kinross' Board of Directors has adopted a shareholders rights plan (the "Plan") to ensure all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan is effective immediately and is subject to regulatory and shareholder approval.

"We are pleased to implement this plan. It is similar to Kinross' previous shareholder rights plan with amendments to reflect current corporate governance standards," said Burt. "This plan is being adopted to allow Kinross' senior management team and Board of Directors time to evaluate any alternatives that would optimize shareholder value, should an unsolicited offer arise," added Burt.

The Plan will address the Company's concern that existing legislation does not permit sufficient time for the board of directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

The Plan is similar to those adopted by other Canadian companies, is consistent with corporate practice and addresses guidelines for such plans set out by institutional investors. The Plan was not adopted in response to any specific take-over threat and the Company is not aware of any pending or threatened take-over bids for the Company. The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will be a Permitted Bid if it is made by way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                          Page 9

Under the Plan one right is issued for each of the common shares of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time.

The adoption of the Plan is subject to acceptance by the Toronto Stock Exchange. The Plan must be ratified by shareholders of the Company at a meeting to be held to consider the Plan. A complete copy of the Plan is available from the Secretary of the Company.

ANNUAL AND SPECIAL MEETING

Kinross will hold its annual and special meeting on May 4, 2006, at 9:00 am EST at the Fairmont Royal York Hotel, Upper Canada Ballroom, 18th Floor, 100 Front Street West, Toronto, Ontario, Canada.

CONFERENCE CALL DETAILS

Kinross will host a conference call on March 30, 2006, at 11:00 a.m. EST to discuss the year end results announcement followed by a question and answer session.

To access the call, please dial:
        TORONTO AND INTERNATIONALLY - 416-644-3424
        TOLL FREE IN NORTH AMERICA - 1-866-250-4877

Replay: (available Mar. 30 - Apr. 6, 2006)  Passcode -21183156#
        TORONTO AND INTERNATIONALLY - 416-640-1917
        TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call will also be available on a listen-only basis via webcast. The webcast can be accessed and will be archived at www.kinross.com.

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide. In 2006, Kinross is expected to produce 1.44 million ounces of gold equivalent at cost of sales per ounce of approximately $285 - $295.

Kinross' strong balance sheet and no gold hedging policy allow us to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross' financial results for the first, second and third quarter of 2005 will be available at WWW.KINROSS.COM upon filing.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 10

--------------------------------------------------------------------------------
CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION


CERTAIN INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRESS RELEASE, INCLUDING ANY INFORMATION AS TO OUR FUTURE FINANCIAL OR OPERATING PERFORMANCE, CONSTITUTES "FORWARD-LOOKING STATEMENTS". ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", "PLAN", "INTENDS", "CONTINUE", "BUDGET", "ESTIMATE", "MAY", "WILL", "SCHEDULE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY US, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES. KNOWN AND UNKNOWN FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN THE CURRENCY MARKETS; FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF GOLD OR CERTAIN OTHER COMMODITIES (SUCH AS SILVER, DIESEL FUEL AND ELECTRICITY); CHANGES IN NATIONAL AND LOCAL GOVERNMENT LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, CHILE, BRAZIL OR OTHER COUNTRIES IN WHICH WE DO OR MAY CARRY ON BUSINESS IN THE FUTURE; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, US; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; THE SPECULATIVE NATURE OF GOLD EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; AND DIMINISHING QUANTITIES OR GRADES OF RESERVES. IN ADDITION, THERE ARE RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF GOLD EXPLORATION, DEVELOPMENT AND MINING, INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS, FLOODING AND GOLD BULLION LOSSES (AND THE RISK OF INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS). MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT OUR ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, US. READERS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS PRESS RELEASE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. WE REFER THE READERS TO OUR MOST RECENT ANNUAL INFORMATION FORM, MANAGEMENT DISCUSSION AND ANALYSIS AND OTHER FILINGS WITH THE SECURITIES REGULATORS OF CANADA AND THE UNITED STATES FOR MORE DETAILS OF THE RISKS AFFECTING KINROSS.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS.

THE TECHNICAL INFORMATION ABOUT THE COMPANY'S MATERIAL MINERAL PROPERTIES CONTAINED IN THIS PRESS RELEASE HAS BEEN PREPARED UNDER THE SUPERVISION OF MR. WES HANSON AN OFFICER OF THE COMPANY WHO IS A "QUALIFIED PERSON" WITHIN THE MEANING OF NATIONAL INSTRUMENT 43-101.
--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

INVESTOR RELATIONS CONTACT:             MEDIA CONTACT:

TRACEY THOM                             RICHARD ROTMAN
DIRECTOR, INVESTOR RELATIONS            WILCOX GROUP FOR KINROSS
& CORPORATE COMMUNICATIONS              (416) 203-6666
(416) 365-1362                          rrotman@wilcoxgroup.com
TRACEY.THOM@KINROSS.COM


--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 11


SUPPLEMENTARY INFORMATION:

REVENUE ANALYSIS

=====================================================================================================================
                                                                    FOURTH QUARTER        YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
(IN US$ MILLIONS, EXCEPT OUNCES AND PER SHARE AMOUNTS)            2005          2004          2005          2004
---------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - sold                                    389,037       413,966     1,627,675     1,654,617
Gold ounces - sold                                               374,956       393,803     1,575,267     1,585,109
Silver ounces - sold                                             844,520     1,209,572     3,185,776     4,271,980
Average realized gold price ($/ounce)                         $      491    $      434    $      445    $      404
Gold sales - revenue                                          $    182.0    $    170.0    $    702.7    $    649.8
Gain (loss) on metal derivative contracts                            2.2           0.8          (2.4)         (9.3)
Silver sales revenue                                                 5.8           8.4          25.2          26.3
---------------------------------------------------------------------------------------------------------------------
Total revenue                                                 $    190.0    $    179.2    $    725.5    $    666.8
=====================================================================================================================


OPERATING STATISTICS (for the years ended December 31,)

YEARS ENDED DECEMBER 31:
=========================================================================================================================
                                            GOLD EQUIVALENT OUNCES
                              ----------------------------------------------------
                                      PRODUCED                    SOLD              COST OF SALES           COST/OZ
                              -------------------------------------------------------------------------------------------
(IN US$ MILLIONS)                 2005        2004         2005         2004       2005       2004      2005      2004
--------------------------------------------------------------------------------------------------------------------------

Fort Knox                         329,320     338,334      320,798      351,738  $   88.1   $   89.2   $  275    $  254
Round Mountain                    373,947     387,785      367,581      375,421      93.7       82.3   $  255    $  219
La Coipa                          125,991     150,887      131,051      149,785      45.4       39.7   $  346    $  265
Crixas                             96,212      93,540       93,309       93,265      14.1       12.2   $  151    $  131
Paracatu                          180,522      92,356      177,806       93,279      50.0       20.6   $  281    $  221
Musselwhite                        79,916      76,640       79,919       78,430      26.4       21.1   $  330    $  269
Porcupine Joint Venture           183,976     193,799      179,585      191,296      50.7       44.4   $  282    $  232
Other operations                  238,921     230,214      253,836      231,278      73.4       60.2   $  289    $  260
CORPORATE AND OTHER                     -      90,229       23,790       90,125       6.3       32.7   $  265    $  363
-------------------------------------------------------------------------------------------------------------------------
TOTAL                           1,608,805   1,653,784    1,627,675    1,654,617  $4,448.1  $   402.4   $  275    $  243
=========================================================================================================================


FOURTH QUARTER
==========================================================================================================================
                                            GOLD EQUIVALENT OUNCES
                              ----------------------------------------------------
                                      PRODUCED                    SOLD              COST OF SALES           COST/OZ
                              --------------------------------------------------------------------------------------------
(IN US$ MILLIONS)                 2005        2004         2005         2004       2005       2004      2005      2004
--------------------------------------------------------------------------------------------------------------------------

Fort Knox                          80,643      98,609       83,288      103,176  $   25.6   $   25.0   $  307    $  242
Round Mountain                     79,452      85,648       75,755       75,941      19.9       17.8   $  263    $  234
La Coipa                           33,914      42,755       33,364       34,946      10.5       10.0   $  315    $  286
Crixas                             23,812      23,731       23,947       23,356       3.7        3.3   $  155    $  141
Paracatu                           48,295      22,546       45,428       22,484      13.6        5.9   $  299    $  262
Musselwhite                        18,092      20,469       17,630       18,902       6.1        4.9   $  346    $  259
Porcupine Joint Venture            40,864      43,628       38,567       42,300      11.6       10.3   $  301    $  243
Other operations                   53,461      68,903       69,687       65,611      19.1       17.5   $  274    $  267
CORPORATE AND OTHER                     -      18,195        1,371       27,250       0.8        9.5   $  584    $  349
--------------------------------------------------------------------------------------------------------------------------
TOTAL                              378,533   424,484       389,037      413,966  $  110.9   $  104.2   $  285    $  252
==========================================================================================================================

--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 12


CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT SHARE AMOUNTS)
As at December 31,
=================================================================================================
                                                                     2005             2004
-------------------------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                                    $       97.6     $       47.9
    Restricted cash                                                       1.3              1.4
    Short-term investments                                                  -              5.7
    Accounts receivable and other assets                                 27.8             37.6
    Inventories                                                         115.2            111.0
-------------------------------------------------------------------------------------------------
                                                                        241.9            203.6
  Property, plant and equipment                                       1,064.7          1,244.1
  Goodwill                                                              321.2            329.9
  Long-term investments                                                  21.2             25.7
  Deferred charges and other long-term assets                            49.1             30.9
-------------------------------------------------------------------------------------------------
                                                                 $    1,698.1     $    1,834.2
=================================================================================================
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                     $      132.2     $      146.4
    Current portion of long-term debt                                     9.4              6.0
    Current portion of reclamation and remediation obligations           36.3             23.6
-------------------------------------------------------------------------------------------------
                                                                        177.9            176.0
  Long-term debt                                                        149.9            116.9
  Reclamation and remediation obligations                               139.6            108.1
  Future income and mining taxes                                        129.6            120.3
  Other long-term liabilities                                             7.9              9.5
  Redeemable retractable preferred shares                                 2.7              2.6
-------------------------------------------------------------------------------------------------
                                                                        607.6            533.4
-------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
NON-CONTROLLING INTEREST                                                  0.3              0.4
-------------------------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                       14.1             13.3
-------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY                                           1,076.1          1,287.1
-------------------------------------------------------------------------------------------------
                                                                 $    1,698.1     $    1,834.2
-------------------------------------------------------------------------------------------------
COMMON SHARES
  ISSUED AND OUTSTANDING                                          345,417,147      345,066,324
=================================================================================================

--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 13


CONSOLIDATED STATEMENTS OF OPERATIONS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
===================================================================================================================================
                                                                             FOURTH QUARTER         YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2005         2004          2005         2004
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE
  Metal sales                                                            $    190.0    $   179.2    $   725.5     $   666.8

OPERATING COSTS AND EXPENSES

  Cost of sales (excludes accretion and reclamation expenses,
    depreciation, depletion and amortization)                                 110.9        104.2        448.1         402.4
  Accretion and reclamation expenses                                           47.0         14.8         56.0          21.4
  Depreciation, depletion and amortization                                     37.5         42.9        167.7         170.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               (5.4)        17.3         53.7          72.9
  Other operating costs                                                         9.2         18.9         14.3          25.8
  Exploration and business development                                          8.0          5.8         26.6          20.4
  General and administrative                                                   11.5         14.4         45.3          36.4
  Impairment charges:
    Goodwill                                                                    2.0         12.4          8.7          12.4
    Property, plant and equipment                                             141.8         46.1        171.9          46.1
    Investments and other assets                                                3.4          1.4          4.1           1.4
  Gain on disposal of assets                                                   (4.9)        (0.3)        (6.0)         (1.7)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                               (176.4)       (81.4)      (211.2)        (67.9)

  Other income (expense) - net                                                  5.4        (10.2)       (17.0)         (6.2)
-----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE TAXES AND OTHER ITEMS                                            (171.0)       (91.6)      (228.2)        (74.1)

  Income and mining taxes recovery (expense)                                   16.9          3.5         12.9          11.5
  Non-controlling interest                                                        -          0.3          0.1           0.3
  Dividends on convertible preferred shares of subsidiary                      (0.2)        (0.2)        (0.8)         (0.8)
-----------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                 $   (154.3)   $   (88.0)   $  (216.0)    $   (63.1)
-----------------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE
  Basic and diluted                                                      $    (0.45)   $   (0.25)   $   (0.63)    $   (0.18)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)
  Basic and diluted                                                           345.4        346.4        345.2         346.0
===================================================================================================================================

--------------------------------------------------------------------------------
              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 14


CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
===================================================================================================================================
                                                                                FOURTH QUARTER            YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              2005          2004           2005           2004
-----------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                                    $ (154.3)     $   (88.0)     $ (216.0)      $  (63.1)
Adjustments to reconcile net loss to net cash provided from
  (used in) operating activities
  Depreciation, depletion and amortization                                      37.5           42.9         167.7          170.1
  Impairment charges                                                           147.2           59.9         184.7           59.9
  Gain on disposal of assets                                                    (4.9)          (0.3)         (6.0)          (1.7)
  Future income and mining taxes                                               (10.1)         (10.5)        (15.0)         (29.3)
  Deferred revenue recognized                                                      -           (8.1)            -           (6.3)
  Stock-based compensation expense                                              (0.1)           0.5           3.1            1.8
  Unrealized foreign exchange losses and other                                 (18.2)           5.8           1.8            1.3
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                        (6.4)           0.2           2.7            4.2
    Inventories                                                                  4.1           (7.0)         (9.9)         (19.3)
    Accounts payable and other current liabilities                              29.0           62.5          20.6           43.6
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                    23.8           57.9         133.7          161.2
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING:
  Additions to property, plant and equipment                                   (32.9)         (62.5)       (142.4)        (169.5)
  Business acquisitions, net of cash acquired                                      -         (261.2)            -         (261.2)
  Proceeds on sale of marketable securities                                        -              -           0.6            0.7
  Proceeds from (additions to) long-term investments and other assets, net      17.3            5.1           2.9          (11.8)
  Proceeds from the sale of property, plant and equipment                        4.1            0.5          10.4            1.5
  Disposals of (additions to) short-term investments                             2.6           (0.4)          7.3           (5.7)
  Decrease in restricted cash                                                      -              -           0.1            3.7
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                          (8.9)        (318.5)       (121.1)        (442.3)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING:
  Repurchase of common shares                                                      -          (11.8)            -          (11.8)
  Issuance of common shares                                                      0.4           (0.5)          1.9            3.1
  Debt issue costs                                                              (0.5)          (1.4)         (0.5)          (1.4)
  Proceeds from issuance of debt                                                14.7          113.9          50.5          119.5
  Repayment of debt                                                            (14.9)          (0.5)        (16.2)         (26.8)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                    (0.3)          99.7          35.7           82.6
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                          1.4            0.2           1.4            0.6
-----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                16.0         (160.7)         49.7         (197.9)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  81.6          208.6          47.9          245.8
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $   97.6      $    47.9      $   97.6       $   47.9
===================================================================================================================================


                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

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              FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005
                                                                         Page 15